

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

March 27, 2023

Ivana Magovevi-Liebisch
President and Chief Executive Officer
Vigil Neuroscience, Inc.
100 Forge Road, Suite 700
Watertown, MA 02472

> **Re: Vigil Neuroscience, Inc.**
> **Registration Statement on Form S-3**
> **Filed March 21, 2023**
> **File No. 333-270710**

Dear Ivana Magovevi-Liebisch:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Cindy Polynice at 202-551-8707 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Gabriela Morales-Rivera, Esq.